EXHIBIT 21.1

THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized

Clinique Laboratories, Inc. (1)	Delaware

ELCA Cosmeticos LDA	Portugal

Estee Lauder Cosmetics Limited	United Kingdom

Estée Lauder Europe, Inc.	Delaware

Estee Lauder Inc.	Delaware

Estee Lauder International, Inc.	Delaware

Estee Lauder Nova Scotia Co.	Nova Scotia

(1)  Effective July 1, 2005, Clinique Laboratories, Inc. was converted to a limited liability company and hence became Clinique Laboratories, LLC.